Exhibit 21

Parent

Southern Missouri Bancorp, Inc.

Subsidiaries (a)	Percentage of Ownership	Jurisdiction or State of Incorporation

Southern Missouri Bank and Trust Co.	100%	Missouri
SMS Financial Services, Inc.(b)	100%	Missouri
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(a)	The operation of the Company's wholly owned subsidiaries are included in the Company's Financial Statements contained in Item 7 hereof.
(b)	Wholly-owned subsidiary of Southern Missouri Bank and Trust Co.; subsidiary is inactive.